SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

BESTWAY, INC.

(Name of the Issuer)

Bestway, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

086584-20-8

(CUSIP Number of Class of Securities)

David A. Kraemer

President and Chief Executive Officer

7800 Stemmons Freeway, Suite 320

Dallas, Texas 75247

(214) 630-6655

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

J. Kenneth Menges, Jr., P.C.

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas

(214) 969-2800

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$104,000	$13.18

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 8,000 shares of Common Stock for $13.00 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse/forward stock split.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement is being filed concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, which we refer to herein as the Proxy Statement. The information contain in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date of this Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

The section entitled “Summary Term Sheet” set forth in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is Bestway, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 7800 Stemmons Freeway, Suite 320, Dallas, Texas 75247. The Company’s telephone number is (214) 630-6655.

(b) Securities. The subject class of equity securities to which this Schedule relates is the Company’s common stock, par value $.01 per share (the “Common Stock”), of which 1,683,272 shares were issued and outstanding as of November 4, 2004.

(c) Trading, Market and Prices. The information set forth in the Proxy Statement under “Additional Information Regarding the Reverse/Forward Stock Split—Market for Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under “Additional Information Regarding the Reverse/Forward Stock Split —Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. The Company has not purchased any Common Stock during the two years preceding the date of the filing of this Schedule 13E-3.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The filing person, the Company, is also the subject company. The Company’s address and telephone number are provided in Item 2(a) above. The executive officers and directors of the Company are set forth below.

Executive Officers

David A. Kraemer, President and Chief Executive Officer

Beth A. Durrett, Chief Financial Officer and Secretary

Board of Directors

R. Brooks Reed, Chairman of the Board

Jack E. Meyer

James A. O’Donnell

Bernard J. Hinterlong

David A. Kraemer

The address of each executive officer and director of the Company is c/o Bestway, Inc., 7800 Stemmons Freeway, Suite 320, Dallas, Texas 75247 and the telephone number is (214) 630-6655.

The address of O’Donnell & Masur, L.P., which beneficially owns a controlling interest in the Company, is 5949 Sherry Lane, Dallas, Texas 75225, and its telephone number is (214) 265-2021.

(b) Business and Background of Entities Other than the Company. O’Donnell & Masur, L.P., which beneficially owns a controlling interest in the Company, is a venture capital investment firm. During the last five years, O’Donnell & Masur, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

(c) Business and Background of Natural Persons. The information set forth in Item 3(a) above and in the Proxy Statement under “Proposal No. 2 Election of Directors” is incorporated herein by reference. All of the Company’s directors and executive officers are United States citizens. During the last five years and to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Proposal No. 1 Amendment to the Company’s Amended and Restated Certificate of Incorporation,” “Special Factors,” and “Additional Information Regarding the Reverse/Forward Stock Split” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Effect of the Reverse/Forward Stock Split,” “Special Factors—Effect on Stockholders With Fewer Than 100 Shares of Common Stock,” and “Special Factors—Effect on Stockholders With 100 or More Shares of Common Stock” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “Additional Information Regarding the Reverse/Forward Stock Split—Dissenters’ and Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

(f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement under “Summary Term Sheet” and “Special Factors—Effects on Company” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Use of Securities Acquired. Not applicable as to the fractional shares resulting from the proposed Reverse/Forward Stock Split, which will not be used. The holders of such fractional shares will be entitled to receive $13.00 per pre-split share.

(b) Plans. The information set forth in the Proxy Statement under “Summary Term Sheet—Purposes of and Reasons for the Reverse/Forward Stock Split” and “Special Factors—Effects on the Company” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under “Special Factors—Purpose of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “Special Factors—Alternatives to the Reverse/Forward Stock Split” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under “Summary Term Sheet—Purposes of and Reasons for the Reverse/Forward Stock Split,” “Special Factors—Purpose of the Reverse/Forward Stock Split,” “Special Factors—Reason for the Reverse Stock Split” and “Special Factors—Reason for the Forward Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “Summary Term Sheet—Purposes of and Reasons for the Reverse/Forward Stock Split,” “Special Factors—Effect of the Reverse/Forward Stock Split,” “Special Factors—Effects on Stockholders with Fewer Than 100 Shares,” “Special Factors—Effects on Stockholders With 100 or More Shares,” “Special Factors—Effects on the Company” and “Special Factors—Federal Income Tax Consequences,” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “Summary Term Sheet” and “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(c) Approval of Security Holders, (d) Unaffiliated Representatives and (e) Approval of Directors. The information set forth in the Proxy Statement under “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisals and (b) Preparer and Summary of the Report. The information set forth in the Proxy Statement under “Special Factors—Opinion of Financial Advisor” is incorporated herein by reference.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Proxy Statement under “Additional Information Regarding the Reverse/Forward Stock Split—Source of Funds and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) Securities Transactions. The Company has not and to the best of the Company’s knowledge, none of its directors or executive officers has, effected any transaction in the Common Stock during the 60 days preceding the date of filing this Schedule 13E-3.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going Private Transaction and (e) Recommendations of Others. The information set forth in the Proxy Statement under “Additional Information Regarding the Reverse/Forward Stock Split — Special Interests of the Affiliated Persons in the Reverse/Forward Stock Split” and “Additional Information Regarding the Reverse/Forward Stock Split —Recommendation of the Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended July 31, 2004, as filed with the Securities and Exchange Commission on October 25, 2004. The information set forth in the Proxy Statement under “Additional Information Regarding the Reverse/Forward Stock Split—Financial Statements” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitation or Recommendation and (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “Costs of Proxy Solicitation and the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 15. Additional Information.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

EXHIBIT INDEX

Exhibit A	—	Preliminary Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company on November 5, 2004).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2004	/s/ Beth Durrett
Beth Durrett, Chief Financial Officer